FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

RECEIVED
2008 AUG 23 P 1:25

JOHANNES K. GÄBEL
PARTNER
[redacted]

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

08004580

August 21, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
SEP 02 2008
THOMSON REUTERS

dlw 8/29

45860311.1

Open For New Horizons.

Vienna International Airport

Flughafen Wien Group:
Net profit rises 15.1% to € 50.5 million

- **+ 12.8% in passengers at Vienna International Airport**
- **+ 13.7% year-on-year in revenue to € 272.7 million**
- **+ 10.7% in EBITDA to € 104.4 million**
- **+ 14.8% in EBIT to € 69.9 million**
- **+ 15.1% in net profit before minority interest to € 50.5 million**
- **+ 18.8% in earnings per share to € 2.40.**

Revenue recorded by the Flughafen Wien Group rose by 13.7% to € 272.7 million for the first six months of 2008. EBITDA increased 10.7% to € 104.4 million and EBIT 14.8% to € 69.9 million. The EBITDA margin declined 1.1 percentage points to 38.3% due to an increase in the cost of consumables and other operating expenses that exceeded the growth in revenue. The EBIT margin rose 0.3% percentage points to 25.6%. Profit attributable to the shareholders of the parent company totalled € 50.5 million, which is 19.2% higher than in the comparable prior year period.

Sound traffic growth
With an increase of 12.8% in the number of passengers to roughly 9.7 million Vienna International Airport again outpaced the branch in Europe, which grew by 3.9% according to Airports Council International. The development of traffic included increases of 22.5% to destinations in Eastern Europe, 10.6% to the Middle East and 23.8% to North America. The low-cost carriers again reported above-average growth with an increase of 55.7%, which raised their share of the total passenger volume at Vienna International Airport to 23.3%; the seat occupancy for these airlines equalled 66.0%.

Expansion
The expansion of the terminal – VIE-Skylink – will not open in June 2009 as originally planned. This scheduling delay was caused in part by additional requirements from public authorities as well as the optimisation of the retail and gastronomy concept and a necessary restructuring of the project organisation. These changes and higher prices will raise the total cost of the project to € 657 million (incl. reserves). The VIE-Skylink terminal extension will be opened in stages beginning in October 2009.

The tender for the allocation of the 33 shops and 19 gastronomy facilities in the new terminal area was concluded during the reporting period. The expected minimum rental income from the Skylink for a full operating year will total approx. € 23.0 million, which is 45% more than estimated at the start of the tender process. This increased income will be generated above all by the redesign and optimisation of the retail space. Including the revenue from the space currently available at the airport, we forecast a total significantly in excess of € 40.0 million per year.

Open For New Horizons.

Vienna International Airport

The extension of car park 4 to include an additional 2,250 spaces was completed as planned in early June. This car park is the largest of its kind in Austria with a total of 4,638 spaces on eight floors as well as a bus deck and an underground level. The expansion of this facility also included the installation of seven extra elevators and a bridge to the departure level. In order to meet the strong growth in traffic, five new Schengen bus gates were opened in the Pier West at the beginning of April.

International holdings

During the second quarter of 2008 the Flughafen Wien Group acquired 33.2% of the investment owned by the minority shareholders of the Slovakian subsidiary KSC Holding a.s., which in turn holds a 66% stake in Košice Airport. This transaction is subject to the approval of the cartel authorities, which is expected for the second half of 2008. Košice Airport recorded an increase of 55.8% in the number of passengers to 264,434 during the first half of 2008. Malta Airport, in which Flughafen Wien AG holds a stake of 40% through a consortium and 10.1% of the shares directly, reported an increase of 14.5% in the number of passengers to 1,405,897 million for the reporting period. Friedrichshafen Airport, in which Flughafen Wien AG owns a stake of 25.15%, reported a slight 1.1% decline in passengers to 315,409 for the first six months of this year.

Outlook

Flughafen Wien AG expects the growth in traffic will reflect the previously announced forecasts for 2008: +8.0% in the number of passengers as well as +6.0% each in flight movements and maximum take-off weight.

For additional information contact: Corporate Communications Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000
m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

Investor Relations:
Robert Dusek (+43-1-) 7007-23126
mailto: r.dusek@viennaairport.com
Homepage: www.viennaairport.com

FILE NO. 82-3907

Open For New Horizons.

VIE Vienna International Airport

Consolidated Interim Financial Statements

Consolidated Income Statement in T€	1-6/2008	1-6/2007	Change	4-6/2008	4-6/2007
Revenue	**272,666.1**	**239,861.6**	13.7%	**143,893.8**	**129,027.4**
Other operating income	4,996.9	8,274.9	-39.6%	2,692.3	6,380.2
Operating income	**277,663.1**	**248,136.5**	11.9%	**146,586.1**	**135,407.6**
Consumables and services used	-20,799.2	-16,097.7	29.2%	-9,888.1	-7,145.1
Personnel expenses	-108,716.4	-103,122.1	5.4%	-56,364.9	-54,542.7
Other operating expenses	-43,731.7	-34,555.9	26.6%	-22,736.3	-20,664.2
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**104,415.7**	**94,360.9**	10.7%	**57,596.8**	**53,055.5**
Depreciation and amortisation	-34,527.0	-33,487.5	3.1%	-17,438.9	-17,151.0
Earnings before interest and taxes (EBIT)	**69,888.7**	**60,873.3**	14.8%	**40,157.9**	**35,904.4**
Income from investments, excl. companies at equity	406.0	350.0	16.0%	406.0	350.0
Net financing costs	-5,194.7	-4,513.6	15.1%	-2,599.4	-3,141.5
Other financial income/expense	133.0	-178.4	-174.6%	28.0	-98.0
Financial results, excl. companies at equity	-4,655.7	-4,342.0	7.2%	-2,165.4	-2,889.5
Income from companies at equity	1,414.1	1,140.4	24.0%	1,577.4	1,119.5
Financial results	**-3,241.6**	**-3,201.6**	**1.2%**	**-588.0**	**-1,770.0**
Profit before taxes (EBT)	**66,647.1**	**57,671.8**	**15.6%**	**39,569.9**	**34,134.5**
Income taxes	-16,183.0	-13,824.6	17.1%	-9,911.9	-8,189.1
Net profit for the period	**50,464.1**	**43,847.2**	**15.1%**	**29,658.0**	**25,945.3**
Thereof attributable to:					
Equity holders of the parent	**50,472.1**	**42,354.4**	**19.2%**	**29,670.2**	**24,736.8**
Minority interest	-8.0	1,492.8	-100.5%	-12.2	1,208.6
Earnings per share (in €) basic/diluted	2.40	2.02	18.8%	1.41	1.18

Flughafen Wien Aktiengesellschaft

Announcement

The report by Flughafen Wien AG on the first six months from 1 January to 30 June 2008 is available to the general public from the company at 1300 Flughafen Wien and from Bank Austria, 1010 Vienna, Am Hof 2.

Flughafen Wien, 21 August 2008

The Management Board

47/08 KA/EK 21.August 2008

END